Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 3 to the Registration Statement (Form S-3 No. 333-118744) and related Prospectus of CapitalSource Inc. for the registration of $225,000,000 of Senior Convertible Debentures due 2034 and the 7,401,420 underlying shares of its common stock and to the incorporation by reference therein of our reports dated March 4, 2005, with respect to the consolidated financial statements of CapitalSource Inc., CapitalSource Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of CapitalSource Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
July 7, 2005